

Mail Stop 3561

November 4, 2009

Via U.S. Mail and Facsimile

Berth H. Milton
Chief Executive Officer
Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D, 08005
Barcelona, SPAIN

> **Re: Private Media Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 3, 2009**
> **File No. 000-25067**

Dear Mr. Milton:

We note that you have filed your proxy statement on definitive form. However, we have additional comments related to your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are soliciting shareholder approval for issuance of greater than 20% of the number of shares of your outstanding common stock in connection with the acquisition of the Game Link companies, yet Game Link appears to account for less than 20% of your revenues, income or assets as of the most recent audited reporting period at the time of the transaction. Please revise to explain why you decided to issue more than 20% of your shares at a below market price for this acquisition prior to receiving shareholder approval. Also explain why financial statements of Game Link are not material to a voting decision for Proposal No. 2.

2. We note that former shareholders of the Game Link companies are entitled to "earnout shares" earned in relation to achieving certain EBITDA targets. It is unclear why these targets are not disclosed in the proxy statement so that investors could understand the consequences of their vote.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Samuel S. Guzik
(310) 914-8606